UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

Joshua Dawson House

Dawson Street
Dublin 2

D02 RY95

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

On May 23, 2023, a manuscript titled “A Phase 1/2 Trial to Assess Safety and Efficacy of a Vaporized 5-Methoxy-N,N-Dimethyltryptamine Formulation (GH001) in Patients with Treatment-Resistant Depression” was accepted for publication in Frontiers in Psychiatry. The manuscript describes the results of our completed phase 1/2 clinical trial in patients with treatment-resistant depression (GH001-TRD-102, NCT04698603). The abstract is available on the publisher’s website. The final, formatted version of the manuscript will be published in due course.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: May 25, 2023

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance